July 25, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Megan Akst, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney

Re:	Fortinet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 5, 2011
File No. 001-34511

Ladies and Gentlemen:

On behalf of Fortinet, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Ken Goldman, Chief Financial Officer of the Company, dated July 13, 2011 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “Comment Letter”).

The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff when the Company would provide a response. The Company is working expeditiously to respond to the Comment Letter; however, the Company will not be able to submit its response within ten (10) business days of the date thereof. The Company currently anticipates submitting a response to the Comment Letter on or before August 9, 2011.

Please do not hesitate to contact me (650-849-3322) or John Whittle, the Company’s Vice President of Corporate Development and Strategic Alliances, General Counsel and Corporate Secretary (408-235-7700), with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Nisha Antony

Nisha Antony

cc:	Ken Goldman, Fortinet, Inc.
John Whittle, Fortinet, Inc.
Carmen Chang, Wilson Sonsini Goodrich & Rosati, P.C.
Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.

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